Exhibit (a)(5)(vi)
STRICTLY CONFIDENTIAL Fairness Opinion Materials regarding: PROJECT PHOENIX June 30, 2010

CONFIDENTIAL CONFIDENTIAL MATERIAL DISCLAIMER
The following pages contain material to be provided to the Special Committee of the Board of Directors (the “Committee”) of American HomePatient, Inc., a Nevada corporation (the “Company”), by Raymond James & Associates, Inc. (“Raymond James”) in our role as financial advisor to the Committee in connection with the contemplated self- tender offer pursuant to the terms of the Restructuring Support Agreement (the “Agreement”) dated April 27, 2010 between the Company, American HomePatient, Inc., a Delaware corporation and the predecessor to the Company (the “Predecessor Company”), Highland Capital Management, L.P, (“HCMLP”), certain entities appearing on Schedule I of the Agreement (the “Holders”), and NexBank, SSB (as successor in interest to Heritage Bank, SSB). Any estimates, projections and liquidation values contained herein have been prepared by the Company’s management, or obtained from public sources, or are based upon such estimates, projections and values, and involve numerous and significant subjective determination; there is no assurance that such estimates, projections and values will be realized. Raymond James does not take responsibility for such estimates, projections and values or the basis on which they were prepared. No representation or warranty, express or implied, is made as to the accuracy or completeness of such information and nothing contained herein is, or shall be relied upon, as a representation, whether as to the past, the present, or the future. This material was not prepared for use by readers not as familiar with the business and affairs of the Company as the Committee and, accordingly, neither the Company nor Raymond James nor their respective legal or financial advisors or accountants take any responsibility for the accompanying material if used by persons other than the Committee. Raymond James does not have any obligation to update or otherwise revise the accompanying materials. References herein to the Company include, where applicable, the Predecessor Company prior to the effectiveness of the Reorganization Merger (as defined in the Agreement). CONFIDENTIAL

TABLE OF CONTENTS TAB PAGE 1. TRANSACTION OVERVIEW - Introduction.. 1 — Summary of Terms ... 2 — Summary Financial Information ... 3 — Transaction Valuation... 4 - Summary of Analyses ... 5 2. TRADING ANALYSES — One Year Price / Volume Chart. 6 — Annotated Price Chart.. 7 - Stock Price Histograms. 8 3. VALUATION ANALYSES — Select Public Company Analysis ... 9 - Select Precedent Transactions Analysis .. 10 - Premiums Paid Analysis 11 — Discounted Cash Flow Analysis. 15 - Liquidation Analysis.. 16 EXHIBITS A. FORM OF FAIRNESS OPINION CONFIDENTIAL

TRANSACTION OVERVIEW CONFIDENTIAL

PROJECT PHOENIX TRANSACTION OVERVIEW INTRODUCTION The purpose of this presentation is to deliver to the Special Committee of the Board of Directors of the Company the opinion of Raymond James regarding the fairness, from a financial point of view, to certain holders (the “Shareholders”) of the outstanding common stock of the Company (“Company Common Stock”) of the consideration to be received by them for their shares of Company Common Stock, in connection with the contemplated self- tender offer by the Company under the terms of the Agreement. For the purposes of our opinion and these related analyses, the term Shareholder excludes HCMLP, the Company, and their respective affiliates. In arriving at its opinion, Raymond James: • reviewed the financial terms and conditions as stated in the Agreement; • reviewed the Company’s annual reports filed on Form 10- K for the fiscal years ended December 31, 2008 and December 31, 2009, and Form 10- Q for the fiscal quarter ended March 31, 2010; • reviewed certain other publicly available information on the Company; • reviewed other Company financial and operating information provided by Company management, including financial forecasts and estimates and liquidation values; • reviewed the historical stock price and trading activity for the shares of Company Common Stock; • discussed the Company’s operations, historical financial results, and future prospects with members of the senior management team of the Company; • discussed with senior management of the Company certain information related to the aforementioned; • compared financial and stock market information for the Company with similar information for certain other companies with publicly- traded equity securities; • reviewed the financial terms and conditions of certain recent business combinations involving companies in businesses we deemed to be sufficiently similar to those of the Company; and • considered such other quantitative and qualitative factors that we deemed to be relevant to our evaluation. The advice and analyses included in this presentation are meant to be considered in conjunction with, and are subject to the qualifications and assumptions set forth in, the Raymond James written opinion to the Committee dated June 30, 2010; the form of our written opinion letter is included in these materials as Exhibit A. Note: Raymond James has assumed that, absent the transactions contemplated by the Agreement, the Company may make a Chapter 11 bankruptcy filing, and that, in any bankruptcy proceeding, the consideration, if any, that holders of Company Common Stock would receive for their shares of Company Common Stock would be highly uncertain. 1 CONFIDENTIAL

PROJECT PHOENIX TRANSACTION OVERVIEW SUMMARY OF TERMS This summary of financial terms is provided for discussion purposes only. It is not intended to be a comprehensive listing of all of the relevant terms contained in the Agreement nor a complete description of the key terms described below. All capitalized terms shall have the meaning ascribed to them in the Agreement; the terms as described below are further subject to the terms and conditions of the Agreement. For all purposes of this presentation and its opinion, Raymond James has assumed that the Company and its securities are identical to the Predecessor Company and its securities at all relevant times and in all respects. TRANSACTION TERMS DETAILS OVERALL TRANSACTION. Under the terms of the Agreement, the parties are seeking to complete the transaction through four steps: (i) the retirement of 4.48% of the outstanding secured notes held by one of the lenders; (ii) the Reorganization Merger, through which the Predecessor Company was reincorporated in Nevada, with the Company, a subsidiary of the Predecessor Company formed solely for purposes of the Reorganization Merger, becoming the 100.0% parent of the Predecessor Company. In the Reorganization Merger, each share of Common Stock of the Predecessor Company, and each option exercisable for shares of Common Stock of the Predecessor Company, was converted into the right to receive shares of Company Common Stock, and into options exercisable for shares of Company Common Stock, on a one- for- one basis; (iii) the Offer, a self- tender offer by the Company for all outstanding shares not held by HCMLP or its affiliates; and (iv) the Debt Restructuring, a debt restructuring between the Company and the Holders. SELF- TENDER OFFER . The Company will offer to purchase each outstanding share of Company Common Stock, excluding shares held by HCMLP or its affiliates, for $0.67 per share in cash. Following completion of the Offer, the Company will effectuate a merger pursuant to which all remaining shares of the Company Common Stock, excluding shares held by HCMLP or its affiliates, will be cancelled in exchange for $0.67 per share. In the merger, each of the Company’s outstanding options will be cancelled and the holders will receive in cash an amount equal to the product of (x) the excess, if any, of the Offer consideration over the exercise price per share of common stock multiplied by (y) the total number of shares subject to their option. TERMINATION FEE A termination fee of $2.26 million is payable by the Company if the Agreement is terminated by HCMLP upon (i) a Change of Merger Recommendation or Change of Tender Recommendation, (ii) approval, adoption, or recommendation of an Acquisition Proposal, or (iii) other specified triggers. CONDITIONS TO TENDER CLOSING ... (i) Tender of shares that, together with shares held by HCMLP and its affiliates, represent more than 90% of the outstanding shares on a fully- diluted basis, and (ii) other conditions as specified. Note: Raymond James’ opinion and this presentation do not address any aspect of the Reorganization Merger, the Debt Restructuring or any other transaction contemplated by the Agreement, other than the Offer, and are limited to the fairness, from a financial point of view, to the Shareholders, of the consideration to be received by the Shareholders in the Offer. 2 CONFIDENTIAL

PROJECT PHOENIX TRANSACTION OVERVIEW SUMMARY FINANCIAL INFORMATION ($millions, except per share) Actual (1) Management Projections (2) Summary Balance Sheet (3) Summary Income Statement CY2007 CY2008 CY2009 CY2010 CY2011 CY2012 CY2013 CY2014 Assets Net revenue $293.0 $266.9 $236.3 $245.1 $253.2 $264.4 $275.6 $287.7 Cash and cash equivalents $16.4 Costs of goods and services 112.0 91.3 82.6 83.2 85.6 89.0 92.5 96.3 Other current assets 41.8 Gross margin 181.0 175.6 153.7 161.8 167.7 175.4 183.2 191.4 Property and equipment, net 29.8 Operating income 16.0 20.3 6.7 14.2 18.0 21.5 24.7 28.1 Goodwill 122.1 Pre- tax income (3.2) 5.8 (7.7) (3.1) (3.8) (4.6) (3.6) (0.1) Investments in joint ventures 4.2 Net income $ (5.5) $0.5 $ (13.1) $ (8.0) $ (7.3) $ (6.4) $ (4.4) $ (0.8) Other assets 16.3 Total assets $230.7 Adjusted EBITDA $52.7 $51.5 $32.7 $39.2 $42.7 $46.6 $50.5 $54.8 Liabilities and Equity Year Over Year Growth CP of LT debt and cap. lease (4) $216.6 Net revenue — (8.9%) (11.5%) 3.7% 3.3% 4.4% 4.3% 4.4% Other current liabilities 42.2 Adjusted EBITDA — (2.3%) (36.5%) 19.9% 8.8% 9.3% 8.3% 8.5% Other long- term liabilities 13.9 Pre- tax income — nmf nmf nmf nmf nmf nmf nmf Margin Information Common stock / paid- in capital 177.4 Gross margin 61.8% 65.8% 65.1% 66.0% 66.2% 66.3% 66.4% 66.5% Accumulated deficit (215.4) Adjusted EBITDA 18.0% 19.3% 13.8% 16.0% 16.8% 17.6% 18.3% 19.0% Non- controlling interests (3.9) Pre- tax income (1.1%) 2.2% (3.3%) (1.3%) (1.5%) (1.8%) (1.3%) (0.0%) Total liabilities and equity $230.7 Leverage and Coverage Statistics Debt/EBITDA 4.6x 4.6x 7.0x 5.5x 5.1x 4.6x 4.3x 3.9x Interest coverage ratio (5) 3.1x 3.1x 2.1x 2.2x 2.0x 1.8x 1.8x 1.9x Fixed charge coverage ratio (6) 1.0x 0.9x 0.7x 0.7x 0.9x 0.9x 0.9x 1.0x Note: All Company historical and projected financials are presented using the equity method of consolidation. (1) Historical financial results per most recent Company 10- K filing dated 03.04.10. (2) Source: management projections. (3) Summary balance sheet information dated 05.31.10 per management. (4) Comprised primarily of $216.2 million of secured promissory notes secured by substantially all of the assets of the Company that originally matured on 08.01.09. The Company has received a series of extensions on its debt repayment via forbearance agreements. Per Company management, the Company does not have a source to enable such debt repayment. (5) Interest coverage ratio calculated as EBITDA/interest expense. (6) Fixed charge coverage ratio calculated as EBITDA/(interest expense + income taxes + capital expenditure + debt amortization). 3 CONFIDENTIAL

PROJECT PHOENIX

TRANSACTION OVERVIEW

TRANSACTION VALUATION

(values in millions, except per share)

Transaction Value Calculation (1)		
Basic shares outstanding (2)		17.573
Add: net impact of options (3)		0.553
Diluted shares outstanding		18.126
x Transaction price per share	$	0.67
Transaction equity value	$	**12.1**
Add: outstanding debt (4)		216.6
Less: cash (4)		(16.4)
Transaction value	$	**212.3**

Ownership (5)	Shares	Ownership
HCMLP	8.437	46.5%
Other shareholders	9.136	50.4%
Current O/S shares	**17.573**	96.9%
Impact of options	0.553	3.1%
Fully diluted shares	**18.126**	**100.0%**

Transaction Valuation Multiples (1)		CY2009A		Management Estimates (6) CY2010P		CY2011P
Summary Financials						
Net revenue	$	236.3	$	245.1	$	253.2
Adjusted EBITDA (6)		32.7		39.2		42.7
Net income		(13.1)		(8.0)		(7.3)
Valuation Multiples						
Transaction enterprise value / Net revenue		0.9x		0.9x		0.8x
Transaction enterprise value / Adjusted EBITDA		6.5x		5.4x		5.0x
Transaction price / Earnings (7)		nmf		nmf		nmf

(1) Transaction value as of 06.29.10.
(2) Shares outstanding as of 05.03.10 per Company 10-Q.
(3) Based on the options schedule dated 06.18.10 provided by management; share impact calculated using the treasury method.
(4) Source: balance sheet as of 05.31.10 provided by management.
(5) Share ownership based on recent Company filings and management estimates.
(6) Source: management projections.
(7) Values abbreviated nmf denote values that are not meaningful as a result of negative earnings.

RAYMOND JAMES
4
CONFIDENTIAL

PROJECT PHOENIX TRANSACTION OVERVIEW SUMMARY OF ANALYSES ($millions, except per share) Company Price per Transaction Transaction Data Range From Share Implied Price Per Share of $0.67 Company Data Fairness Opinion Analyses by Data Range (2) Transaction Valuation Compared to Valuation Summ ary Statistic (1) Point Low Mean Median High Mean Median Values Implied by Data Range (3) $0.67 Trading History Closing Price as of 06.29.10 $0.62 $0.67 Low High 52- week trading range $0.10 $0.82 $0.10 $0.82 Select Public Company Analysis (4) Enterprise Value / Revenue TTM $236.7 0.9x 1.0x 1.7x 1.7x 2.3x $10.81 $10.81 CY2010P 245.1 0.9x 2.2x 2.2x 2.2x 2.2x 18.16 18.16 CY2011P 253.2 0.8x 2.0x 2.0x 2.0x 2.0x 16.51 16.51 Enterprise Value / Adj. EBITDA TTM $33.5 6.3x 5.7x 7.4x 7.4x 9.1x $2.58 $2.58 CY2010P 39.2 5.4x 8.1x 8.1x 8.1x 8.1x 6.51 6.51 CY2011P 42.7 5.0x 7.4x 7.4x 7.4x 7.4x 6.32 6.32 Price / Earnings (5) TTM $ (0.75) nmf 21.0x 21.0x 21.0x 21.0x nmf nmf CY2010P (0.45) nmf 17.4x 17.4x 17.4x 17.4x nmf nmf CY2011P (0.42) nmf 15.1x 15.1x 15.1x 15.1x nmf nmf Select Precedent Transaction Analysis Transaction Enterprise Value / Revenue $236.3 0.9x 0.6x 0.8x 0.9x 0.9x $ — $ -Transaction Enterprise Value / Adj. EBITDA 32.7 6.8x 5.3x 5.3x 5.3x 5.3x Premiums Paid Analysis One- day premium $0.73 (8.2%) (9.5%) 62.2% 41.4% 309.4% $1.18 $1.03 Five- day premium 0.32 109.4% (4.9%) 63.0% 47.9% 288.9% 0.52 0.47 30- day premium 0.20 235.0% (10.7%) 59.8% 42.3% 302.3% 0.32 0.28 60- day premium 0.16 318.8% (63.1%) 52.2% 43.7% 332.1% 0.24 0.23 90- day premium 0.10 570.0% (77.0%) 44.2% 37.0% 192.9% 0.14 0.14 Low High Discounted Cash Flow Analysis — — — - — $ — $0.20 - Low High Liquidation Analysis — — — - — $ — $ — - $0.00 $1.00 $2.00 $3.00 $4.00 $5.00 $6.00 (1) Projections, estimates and liquidation values per Company management. (2) Implied Company value derived by applying the median and mean valuation multiples from the Data Range to corresponding Company financial performance. For purposes of calculating per share value, share count, and capitalization metrics are held consistent with the valuation metrics on page 4. A $0.00 price per share indicates negative implied equity value for the Company. (3) Range of Company implied per share values using valuation multiples from the Data Range; implied values above $6.00 are not shown in the range. (4) Selected company projections for CY2010 and CY2011 utilize consensus estimates from FactSet. (5) “nmf” denotes values that are not meaningful since the Company is generating net losses for the respective periods. 5 CONFIDENTIAL

TRADING ANALYSES CONFIDENTIAL

PROJECT PHOENIX TRADING ANALYSES ONE YEAR PRICE / VOLUME CHART Price Per Share $0.90 1,800,000
04.26.10 52 — week high 04.28.10 - $0.82 Announced restructuring $0.75 agreement 1,500,000 Transaction price: $0.67 Transaction Price per Share $0.67 Premium to: As of 04.27.10 As of 06.29.10 $0.60 1,200,000 52- week high $0.82 (18.3%) $0.82 (18.3%) 52- week low 0.10 570.0% 0.10 570.0% One- day VWAP $0.78 (14.1%) $0.62 8.1% $0.45 30- day VWAP 0.38 76.3% 0.58 15.5% 900,000 60- day VWAP 0.36 86.1% 0.57 17.5% 90- day VWAP 0.30 123.3% 0.50 34.0% $0.30 600,000 $0.15 300,000 12.15.09 52 - week low $0.10 $0.00 0,000 Jul- 09 Aug- 09 Sep- 09 Oct- 09 Nov- 09 Dec- 09 Jan- 10 Feb- 10 Mar- 10 Apr- 10 May- 10 Jun- 10 Daily Volume Source: FactSet as of 06.29.10. 6 CONFIDENTIAL

PROJECT PHOENIX TRADING ANALYSES ANNOTATED PRICE CHART $1.25 07.01.08 — Competitive Trailing 52-payment system begins. week high $0.82 $1.00 Announced subsequent forbearance 07.15.08 — MIPPA Act of 2008 agreements on the following dates: 04.28.10 —delays competitive bidding Announced program; instead all suppliers Second — August 31, 2009 restructuring receive 9.5% payment rate cut Third — October 1, 2009 agreement effective 01.01.09. Fourth — October 30, 2009 $0.75 Fifth — November 30, 2009 07.31.09 — Company Sixth — December 15, 2009 enters into forbearance 01.01.09 — Effects of 36- month Seventh — January 14, 2010 agreement with senior rental cap on oxygen Eighth — February 12, 2010 debt holders until equipment starts phasing in. Ninth — March 12, 2010
09.01.09. Tenth — April 14, 2010 04.18.09 — The CMS $0.50 Interim Final Rule 03.20.08 — CMS announces on DME 1st round of competitive competitive bidding bidding rates for DME at a becomes effective. 2nd significant (25- 30%) discount to existing rates. 3rd $0.25 4 9 th 7th 8th 10 6th 5th
Trailing 52- week low $0.10 $0.00 Apr 08 Jun 08 Aug 08 Oct 08 Dec 08 Feb 09 Apr 09 Jun 09 Aug 09 Oct 09 Dec 09 Feb 10 Apr 10 Jun 10 Source: FactSet as of 06.29.10. 7 CONFIDENTIAL

PROJECT PHOENIX TRADING ANALYSES STOCK PRICE HISTOGRAMS TR12 Month Trading Activity 97.5% 100.0% 100.0% 95.2%
90.0% 80.0% 6.3 million shares traded during the last 70.0% twelve- month period; ~69.5% of unaffiliated common shares 60.0% 54.0% outstanding (1) 50.0% 46.7% 41.2% 40.0% 30.9% 30.0% 15.8% 20.0% 10.0% 7.4% 2.3% 2.5% 6.3 million shares traded during the last twelve- month period; ~69.5% of unaffiliated common shares outstanding (1) TR6 Month Trading Activity 00.0% 100.0% 96.5% 93.1% 90.0% 80.0% 4.5 million shares traded during the last 70.0% six- month period; 58.7% ~48.7% of unaffiliated 60.0% common shares outstanding (1) 50.0% 40.0% 34.4% 30.0% 20.0% 22.1% 10.0% 9.1% 3.2% 3.3% 3.5% Note: Activity for the twelve-and six- month period ended 06.29.10. (1) Unaffiliated with HCMLP; HCMLP and its affiliates own approximately 46.5% of the outstanding Phoenix shares on a fully diluted basis. 8 CONFIDENTIAL

VALUATION ANALYSES CONFIDENTIAL

PROJECT PHOENIX

VALUATION ANALYSES

SELECT PUBLIC COMPANY ANALYSIS (1)

(shares and $'s in millions, except per share)

Company	Price 06.29.10	Diluted Shares (2)	Equity Value	Debt	Cash	Total Enterprise Value	TTM EBITDA	TTM EBITDA Margin	TTM Price Performance
Rotech Healthcare	$ 1.85	25.7	$ 47.6	$ 514.6	$ 58.7	$ 503.5	$ 88.7	18.3%	1,221.4%
Lincare Holdings (3)	32.35	100.6	3,255.7	493.1	80.9	3,667.9	405.1	25.5%	119.1%
Company - Trading (4)	**$ 0.62**	**18.0**	**$ 11.1**	**$ 217.2**	**$ 9.8**	**$ 218.5**	**$ 33.5**	**14.2%**	**148.0%**
Company - Transaction (5)	**$ 0.67**	**18.1**	**$ 12.1**	**$ 216.6**	**$ 16.4**	**$ 212.3**	**$ 33.5**	**14.2%**	**123.3%**

Company	Enterprise Value / Revenue (6)			Enterprise Value / EBITDA (6)			P / E (6)		
	TTM	CY2010E	CY2011E	TTM	CY2010E	CY2011E	TTM	CY2010E	CY2011E
Rotech Healthcare	1.0x	na	na	5.7x	na	na	nmf	na	na
Lincare Holdings	2.3x	2.2x	2.0x	9.1x	8.1x	7.4x	21.0x	17.4x	15.1x
Mean	**1.7x**	**2.2x**	**2.0x**	**7.4x**	**8.1x**	**7.4x**	**21.0x**	**17.4x**	**15.1x**
Median	**1.7x**	**2.2x**	**2.0x**	**7.4x**	**8.1x**	**7.4x**	**21.0x**	**17.4x**	**15.1x**
Company - Trading (7)	**0.9x**	**0.9x**	**0.9x**	**6.5x**	**5.6x**	**5.1x**	**nmf**	**nmf**	**nmf**
Company - Transaction (7)	**0.9x**	**0.9x**	**0.8x**	**6.3x**	**5.4x**	**5.0x**	**nmf**	**nmf**	**nmf**

(1) CY2010 and CY2011 projections for selected companies are consensus estimates provided by FactSet. Rotech Healthcare provides home medical equipment and related products and services. Lincare Holdings provides oxygen and other respiratory therapy services to the home health care market.
(2) Diluted share impact of exercisable securities calculated using treasury method.
(3) Share count adjusted to reflect 3:2 stock split announced in Lincare 8-K filing dated 05.14.10.
(4) Balance sheet information as of 03.31.10 provided by management and adjusted for $10.2 million repurchase of debt disclosed in Restructuring Support Agreement.
(5) Balance sheet information as of 05.31.10 provided by management.
(6) Values abbreviated "na" denote data is not available and values abbreviated "nmf" are not meaningful.
(7) Annual financial projections per Company management; historical financial results per Company SEC filings.

RAYMOND JAMES

9

CONFIDENTIAL

PROJECT PHOENIX

VALUATION ANALYSES

SELECT PRECEDENT TRANSACTIONS ANALYSIS

($millions)

Announced	Closed	Target	Acquiror		Enterprise Value		Enterprise Value / Revenue (1)	Enterprise Value / EBITDA (1)
Jun-08	Oct-08	Apria Healthcare Group	The Blackstone Group	$	1,594.1		0.9x	5.3x
May-08	Jun-08	Pacific Pulmonary Services Corp.	Teijin Ltd.		114.0		0.9x (2)	---
Aug-06	Nov-06	PSA - RTES business	Lincare Holdings		35.2		0.6x (3)	---
				Mean			0.8x	5.3x
				Median			0.9x	5.3x
				Max			0.9x	nmf
				Min			0.6x	nmf
Apr-10		Company	HCMLP	$	223.6	(4)	0.9x (5)	6.8x (5)

(1) Revenue and EBITDA figures represent the trailing twelve months financial performance of the target immediately prior to the announcement, unless otherwise noted.
(2) Pacific Pulmonary Services generated approximately $133.0 million of revenue in 2007 per Teijin Ltd. press release dated 05.30.08.
(3) Divestiture of an operating division; PSA disclosed that its RTES business generated $56.7 million of revenue in 2006 per 10-K dated 11.10.06.
(4) Based on a $0.67 per share acquisition assumption, and debt of $227.3 million and cash of $15.9 million per management guidance.
(5) Based on results for the fiscal year ended 12.31.09 per 10-K dated 03.04.10.

RAYMOND JAMES

10

CONFIDENTIAL

PROJECT PHOENIX

VALUATION ANALYSES

PREMIUMS PAID ANALYSIS

The transactions below include (i) all-cash transactions across all industry sectors that have been announced and have closed since September 1, 2007, in which (ii) a majority of the business was acquired and (iii) transaction enterprise value was between $100.0 and $500.0 million. Source: CapitalIQ.

				Premium				
Announced	Closed	Target	Acquiror	1-Day	5-Day	30-Day	60-Day	90-Day
Apr-10	Jun-10	Dialysis Corp. of America	U.S. Renal Care, Inc.	72.5%	80.6%	68.4%	52.6%	57.8%
Mar-10	May-10	Plato Learning, Inc.	Thoma Bravo, LLC	14.1%	16.7%	35.3%	30.8%	33.3%
Mar-10	Apr-10	Techwell, Inc.	Intersil Corporation	48.7%	63.9%	70.0%	37.5%	87.8%
Mar-10	Apr-10	Chordiant Software, Inc.	Pegasystems Inc.	31.2%	37.7%	35.1%	79.2%	48.8%
Feb-10	Mar-10	Home Diagnostics, Inc.	Nipro Corporation	87.9%	86.4%	104.3%	85.8%	75.8%
Jan-10	Apr-10	K-Tron International, Inc.	Hillenbrand, Inc.	32.7%	32.8%	50.9%	46.7%	81.6%
Jan-10	Feb-10	BioForm Medical, Inc.	Merz GmbH & Co. KGaA	60.3%	58.0%	50.6%	44.2%	93.3%
Dec-09	Apr-10	AMICAS Inc. (1)	Merge Healthcare Incorporated	36.9%	41.4%	57.1%	69.0%	78.5%
Dec-09	Apr-10	Airvana, Inc.	72 Mobile Holdings, LLC	22.6%	22.2%	23.6%	10.4%	23.6%
Dec-09	Mar-10	Interstate Hotels & Resorts Inc.	Thayer Lodging Group	77.2%	77.2%	92.3%	49.0%	150.0%
Dec-09	Mar-10	Quadramed Corp.	Francisco Partners Management, LLC	32.6%	32.4%	14.7%	16.4%	34.9%
Nov-09	Dec-09	Semitool Inc.	Applied Materials Inc.	31.0%	51.1%	21.3%	61.1%	148.3%
Nov-09	Apr-10	Silicon Storage Technology Inc. (2)	Microchip Technology Inc.	64.0%	59.7%	27.1%	66.7%	82.6%
Oct-09	Jan-10	Allion Healthcare, Inc.	H.I.G. Capital, LLC	21.3%	31.5%	(4.1%)	(3.8%)	12.6%
Oct-09	Nov-09	I-Flow Corp.	Kimberly-Clark Health Care Inc.	7.6%	4.7%	43.3%	82.3%	93.4%
Oct-09	Nov-09	OpenTV Corp. (3)	Kudelski SA	55.0%	49.0%	38.4%	50.5%	34.8%
Sep-09	Nov-09	Aspect Medical Systems, Inc.	Covidien Plc	56.5%	61.9%	125.6%	104.1%	139.5%
Sep-09	Nov-09	Hi-Shear Technology Corp.	Chemring Group plc	61.4%	90.2%	74.4%	151.4%	170.1%
Sep-09	Nov-09	Parallel Petroleum Corp.	Apollo Management, L.P.	10.9%	51.4%	45.2%	57.5%	67.6%
Sep-09	Dec-09	American Community Properties Trust (4)	FCP Fund I, L.P.	10.7%	7.6%	33.9%	35.5%	21.1%
Aug-09	Nov-09	NYFIX Inc.	NYSE Technologies, Inc.	94.8%	76.3%	139.3%	90.0%	32.9%
Aug-09	Oct-09	Charlotte Russe Holding, Inc. (5)	Advent International Corp.	250.7%	219.9%	194.6%	133.0%	37.3%
Jul-09	Dec-09	OSG America L.P.	Overseas Shipholding Group Inc.	41.4%	56.5%	53.2%	13.9%	46.4%
Jul-09	Aug-09	Noven Pharmaceuticals Inc.	Hisamitsu Pharmaceutical Co., Inc.	22.4%	14.9%	44.7%	64.7%	100.0%
Jun-09	Aug-09	Monogram Biosciences, Inc.	Laboratory Corp. of America Holdings	170.8%	164.5%	117.7%	75.0%	11.0%
Jun-09	Dec-09	Hiland Partners, LP (6)	Harold Hamm and affiliates	26.6%	0.2%	14.9%	(63.1%)	(77.0%)

* Source: Capital IQ.

(1) Premiums are measured from 12.24.09, when the company disclosed the receipt of an inital offer of $5.35.

(2) Premiums are measured from 11.13.09, when the company disclosed the receipt of an initial offer of $2.10.

(3) Premiums are measured from 02.27.09, when the company disclosed the receipt of an offer.

(4) Premiums are measured from 09.14.09, when the company disclosed the execution of a non-binding LOI.

(5) Premiums are measured from 01.21.09, when the company disclosed that the Board was exploring strategic alternatives.

(6) Premiums are measured from 01.15.09, when Mr. Hamm and affiliates disclosed an initial offer of $9.50.

RAYMOND JAMES 11 CONFIDENTIAL

PROJECT PHOENIX

VALUATION ANALYSES

PREMIUMS PAID ANALYSIS (CONTINUED)

Announced	Closed	Target	Acquiror	Premium 1-Day	5-Day	30-Day	60-Day	90-Day
May-09	Jun-09	Vnus Medical Technologies, Inc.	Covidien plc	36.0%	35.1%	34.4%	59.8%	81.3%
May-09	Jul-09	SumTotal Systems (1)	Vista Equity Partners	141.3%	174.0%	159.4%	58.0%	76.4%
Mar-09	Nov-09	Life Sciences Research, Inc.	Lion Holdings, Inc.	77.5%	47.1%	3.0%	(11.0%)	(62.4%)
Dec-08	Mar-09	American Land Lease Inc.	Green Courte Real Estate Partners, LLC	264.1%	273.7%	129.7%	(25.9%)	(28.4%)
Nov-08	Dec-08	Omrix Biopharmaceuticals, Inc.	Johnson & Johnson	18.1%	37.9%	75.4%	8.7%	35.8%
Oct-08	Dec-08	SM&A	Odyssey Investment Partners , LLC	159.3%	131.5%	103.6%	73.6%	33.8%
Sep-08	Nov-08	Cherokee International Corp.	Lineage Power Holdings, Inc.	33.3%	48.8%	24.0%	72.0%	11.1%
Sep-08	Oct-08	Gehl Company	Manitou BF	119.6%	99.1%	100.1%	99.7%	94.4%
Sep-08	Oct-08	Captaris Inc. (2)	Open Text, Inc.	37.5%	42.4%	42.0%	18.8%	2.6%
Sep-08	Nov-08	Eagle Test Systems, Inc.	Teradyne Inc.	10.4%	8.2%	42.3%	42.7%	19.2%
Aug-08	Oct-08	Greenfield Online, Inc. (3)	Microsoft Corporation	31.8%	42.0%	60.8%	42.3%	38.7%
Aug-08	Oct-08	PeopleSupport, Inc.	Essar Services	28.5%	41.1%	36.1%	34.6%	39.0%
Jul-08	Aug-08	Intervoice, Inc.	Convergys Corporation	23.7%	54.2%	26.7%	18.4%	9.4%
Jul-08	Aug-08	Excel Technology Inc.	GSI Group Inc.	41.2%	45.3%	25.7%	31.3%	24.0%
Jun-08	Nov-08	Community Bankshares Inc.	First Citizens Bancorp and Trust Company, Inc.	90.9%	81.8%	76.5%	78.0%	68.7%
Jun-08	Aug-08	Barrier Therapeutics Inc.	Stiefel Laboratories, Inc.	135.8%	89.5%	75.1%	25.0%	34.7%
Jun-08	Aug-08	MEDecision, Inc.	Health Care Service Corp.	309.4%	288.9%	302.3%	332.1%	192.9%
Jun-08	Aug-08	CAM Commerce Solutions, Inc.	Great Hill Partners, LLC	7.9%	12.1%	8.6%	12.1%	(0.8%)
Jun-08	Aug-08	HireRight, Inc. (4)	USIS Commercial Services, Inc.	95.2%	95.2%	113.3%	110.8%	127.0%
Jun-08	Sep-08	Tumbleweed Communications Corp.	Axway Inc.	52.5%	45.9%	112.6%	136.8%	77.6%

* Source: Capital IQ.

(1) Premiums are measured from 04.06.09, when the company disclosed an initial offer of $3.25.

(2) Premiums are measured from 03.17.08, when the company disclosed that the Board was exploring strategic alternatives.

(3) Premiums are measured from 06.16.08, when the company disclosed an initial offer of $15.50.

(4) Premiums are measured from 06.10.08, when the company disclosed an initial offer of $15.60.

RAYMOND JAMES

12

CONFIDENTIAL

PROJECT PHOENIX

VALUATION ANALYSES

PREMIUMS PAID ANALYSIS (CONTINUED)

Announced	Closed	Target	Acquiror	Premium 1-Day	5-Day	30-Day	60-Day	90-Day
May-08	Jun-08	Kosan Biosciences Inc.	Bristol-Myers Squibb Co.	233.3%	243.8%	173.6%	229.3%	89.0%
May-08	Aug-08	Angelica Corporation (1)	Lehman Brothers Merchant Banking	(1.3%)	(1.4%)	(10.7%)	(19.9%)	(15.0%)
May-08	Aug-08	MedQuist Inc.	Cbay, Inc.	46.7%	56.9%	29.4%	12.2%	9.9%
May-08	Aug-08	Radyne Corp.	Comtech Telecommunications Corp.	48.6%	47.6%	35.0%	19.3%	27.5%
May-08	Jun-08	Moldflow Corporation	Autodesk, Inc.	12.2%	17.5%	31.6%	60.0%	37.0%
Apr-08	Jun-08	Packeteer, Inc. (2)	Blue Coat Systems Inc.	83.9%	51.4%	62.8%	9.4%	(20.3%)
Apr-08	Jul-08	180 Connect, Inc. (3)	DirecTV Enterprises LLC	52.5%	91.5%	20.0%	(23.7%)	(41.9%)
Apr-08	Jul-08	Clayton Holdings, Inc.	Greenfield Partners , LLC	24.5%	10.7%	38.6%	41.5%	51.9%
Apr-08	Jun-08	Iomega Corp. (4)	EMC Corporation	44.7%	37.5%	44.7%	5.8%	(6.3%)
Apr-08	Aug-08	Industrial Distribution Group, Inc.	Luther King Captial Management Corporation	18.2%	20.5%	22.3%	14.5%	6.7%
Mar-08	Jul-08	Bentley Pharmaceuticals Inc. (5)	Teva Pharmaceuticals Industries Limited	17.3%	14.5%	25.9%	25.1%	18.3%
Mar-08	May-08	Synplicity, Inc.	Synopsys Inc.	50.4%	55.6%	82.6%	50.7%	45.5%
Mar-08	Apr-08	I-trax. Inc.	Walgreen Co.	38.5%	44.0%	61.7%	67.2%	44.0%
Feb-08	Apr-08	CollaGenex Pharmaceuticals Inc.	Galderma Laboratories, L.P.	29.7%	27.4%	62.7%	120.5%	66.8%
Feb-08	Jun-08	Encysive Pharmaceuticals Inc.	Pfizer Inc.	117.6%	197.5%	226.4%	209.2%	49.7%
Feb-08	Apr-08	Possis Medical	MEDRAD, Inc.	35.9%	41.4%	34.9%	46.6%	43.1%
Jan-08	May-08	NuCo2 Inc.	Aurora Capital Group	24.6%	20.1%	16.3%	17.5%	14.7%
Jan-08	Mar-08	VistaCare Inc. (6)	Odyssey Healthcare Inc.	(9.5%)	(4.9%)	(3.9%)	(15.0%)	(16.7%)
Jan-08	Mar-08	Lifecore Biomedical Inc.	Warburg Pincus LLC	32.4%	27.2%	38.2%	28.9%	49.4%
Jan-08	Feb-08	ASV Inc.	Terex Corp.	46.5%	47.9%	53.8%	43.7%	27.1%

* Source: Capital IQ.

(1) Premiums are measured from 7.17.07, when the company disclosed that the company had engaged a financial advisor.

(2) Premiums are measured from 3.05.07, when the company disclosed an initial offer of $5.50.

(3) Premiums are measured from 1.25.08, when the company disclosed that the buyer had acquired 10.0% of shares and may pursue an acquisition.

(4) Premiums are measured from 3.10.08, when the company disclosed of an initial offer of $3.25.

(5) Premiums are measured from 10.23.07, when the company disclosed a potential transaction.

(6) Premiums are measured from 5.09.07, when the company disclosed that the Board was exploring strategic alternatives.

RAYMOND JAMES

13

CONFIDENTIAL

PROJECT PHOENIX

VALUATION ANALYSES

PREMIUMS PAID ANALYSIS (CONTINUED)

Announced	Closed	Target	Acquiror	Premium 1-Day	5-Day	30-Day	60-Day	90-Day
Jan-08	Oct-08	AmCOMP Incorporated (1)	Employers Holdings, Inc.	40.0%	37.1%	22.7%	21.4%	27.5%
Jan-08	Apr-08	North Pointe Holdings Corp.	QBE Holdings, Inc.	51.2%	46.3%	53.4%	45.3%	65.8%
Dec-07	Jun-08	MTC Technologies, Inc.	BAE Systems, Inc.	35.0%	51.6%	38.0%	24.3%	14.4%
Dec-07	Feb-08	Electronic Clearing House Inc.	Intuit Inc.	115.2%	81.4%	34.0%	63.0%	78.2%
Dec-07	Jan-08	Nextest Systems Corp.	Teradyne Inc.	66.8%	60.3%	52.4%	73.9%	68.9%
Dec-07	Jan-08	Genesis Microchip Inc.	STMicroelectronics NV	60.2%	74.7%	20.6%	14.4%	5.5%
Nov-07	Dec-07	Coley Pharmaceutical Group, Inc.	Pfizer Inc.	166.7%	145.4%	158.9%	137.4%	126.6%
Nov-07	Jun-08	Restoration Hardware, Inc. (2)	Catterton Partners / Gary Friedman	67.9%	57.9%	43.3%	20.0%	(18.5%)
Oct-07	Jan-08	First Consulting Group Inc.	Computer Science Corporation	30.3%	31.8%	30.3%	44.4%	43.3%
Oct-07	Feb-08	Bradley Pharmaceuticals Inc. (3)	Nycomed US, Inc.	8.5%	9.1%	(0.9%)	9.1%	(4.8%)
Oct-07	Apr-08	E-Z-EM Inc.	Bracco Diagnostics, Inc.	27.9%	33.2%	39.2%	39.2%	33.8%
Oct-07	Apr-08	Covad Communications Group Inc.	Platinum Equity, LLC	59.4%	61.9%	39.7%	17.2%	12.7%
Sep-07	Nov-07	United Retail Group, Inc.	Redcats USA, Inc.	81.5%	60.2%	26.9%	11.7%	(0.1%)
			Mean	62.2%	63.0%	59.8%	52.2%	44.2%
			Median	41.4%	47.9%	42.3%	43.7%	37.0%
			High	309.4%	288.9%	302.3%	332.1%	192.9%
			Low	(9.5%)	(4.9%)	(10.7%)	(63.1%)	(77.0%)
Apr-10		**Phoenix (4)**	**HCMLP**	**(8.2%)**	**109.4%**	**235.0%**	**318.8%**	**570.0%**

* Source: Capital IQ.

(1) Premiums are measured from 01.10.08, when the company disclosed an initial offer of $12.50.

(2) Premiums are measured from 11.08.07, when the company disclosed an initial offer of $6.70.

(3) Premiums are measured from 5.29.07, when the company disclosed an initial offer of $21.50.

(4) Premiums are measured from 04.27.10.

RAYMOND JAMES

14

CONFIDENTIAL

PROJECT PHOENIX VALUATION ANALYSES DISCOUNTED CASH FLOW ANALYSIS Management Projections for Calendar Year Ending December 31, (1) Calculation of Unlevered Interim Period Cash Flows 2010 (2) 2011 2012 2013 2014 Adjusted EBIT $10.7 $18.0 $21.5 $24.7 $28.1 -Cash taxes (0.2) (0.3) (0.3) (0.3) (0.3) + Depreciation and amortization 14.8 24.7 25.1 25.8 26.7 -Capital expenditures (14.2) (24.8) (25.2) (25.8) (26.7) + Change in net working capital (5.5) 4.9 1.1 1.0 0.8 Unlevered cash flow $5.6 $22.5 $22.3 $25.3 $28.6 Terminal Enterprise Value Calculation of Terminal Year Enterprise Value 4.5x 5.0x 5.5x 6.0x CY2014 adjusted EBITDA $54.8 $54.8 $54.8 $54.8 Valuation multiple 4.5x 5.0x 5.5x 6.0x Implied terminal year enterprise value $246.5 $273.9 $301.3 $328.7 ($millions except per share) Discount value to date 5/31/2010 Capitalization Adjustments Cash (3) $16.4 Outstanding debt (3) 216.6 Diluted shares outstanding (4) 18.1 Value of Value of Discounted Cash Flows Implied Equity Value Across Implied Price per Share Across Discounted and Discounted Terminal Enterprise Value Range of Terminal Multiples (6) Range of Terminal Multiples Discount Interim Period (Across a Range of Multiples) (Enterprise Value less Net Debt) (Equity Value / Diluted Shares Outstanding) Rate Cash Flows (5) 4.5x 5.0x 5.5x 6.0x 4.5x 5.0x 5.5x 6.0x 4.5x 5.0x 5.5x 6.0x 20.0% $61.3 $168.1 $180.0 $191.8 $203.7 $ (32.0) $ (20.2) $ (8.3) $3.6 -— $0.20 — 22.0% 58.6 157.6 168.6 179.6 190.6 (42.6) (31.6) (20.6) (9.6) -— — 24.0% 56.1 147.9 158.1 168.3 178.5 (52.2) (42.0) (31.8) (21.6) -— — 26.0% 53.7 139.0 148.5 158.0 167.5 (61.1) (51.6) (42.1) (32.6) -— — 28.0% 51.5 130.9 139.7 148.5 157.3 (69.3) (60.4) (51.6) (42.8) -— — 30.0% 49.4 123.4 131.6 139.8 148.0 (76.8) (68.6) (60.4) (52.1) -— — (1) Source: management projections. The projections reflect a status quo scenario in which the Company’s existing debt capital structure remains in place during the term of the projection. The Company’s indebtedness, comprised primarily of $216.6 million of senior secured promissory notes secured by substantially all of the assets of the Company, matured on 08.01.09. The Company has received a series of extensions on its debt repayment via forbearance agreements that expired on 05.16.10. Per Company management, the Company does not have a source to enable such repayment. Any material change to the Company’s existing debt capital structure, cash balance, or equity assumptions would have a substantial impact on the implied equity value per share derived by the DCF analysis. (2) Results for the seven- month period ended 12.31.10. (3) Based on an assumed transaction price per share of $0.67, and 05.31.10 debt of $216.6 million and cash of $16.4 million per management. (4) Diluted share count at an assumed transaction price per share of $0.67, calculated using the treasury method. (5) Value of discounted free cash flows over projection horizon (2010 2014) - at respective discount rates. (6) Equity value calculated as enterprise value less 05.31.10 net debt of $200.1 million. 15 CONFIDENTIAL

PROJECT PHOENIX VALUATION ANALYSES LIQUIDATION ANALYSIS ($millions, except per share) Estimated Estimated Recovery % Estimated Recovery $ Summary Liquidation Analysis (1) NBV Low High Low High
ASSETS: Unrestricted Cash (2) $16.4 100.0% 100.0% $16.4 $16.4 Receivables (3) 28.6 80.0% 90.0% 22.8 25.7 Inventories (4) 7.9 25.0% 50.0% 2.0 3.9 Prepaid Expenses and Other Current Assets (5) 5.3 55.0% 65.0% 2.9 3.5 Property and Equipment (6) (7) (8) 29.8 82.6% 109.1% 24.7 32.6 Goodwill 122.1 0.0% 0.0% -Investment- JVs, Net Of Advances (9) 4.2 10.0% 20.0% 0.4 0.8 Other Assets (10) 16.3 4.9% 9.2% 0.8 1.5 Total Assets $230.7 $70.0 $84.4 Less: Secured Claims (11) 216.2 216.2 Est. Recovery for Secured Debt Holders 32.4% 39.0% Total Proceeds Available to Unsecured Claimants $ (146.2) $ (131.8) Est. Recovery for Unsecured Claimants 0.0% 0.0% Est. Per Share Recovery for Shareholders $ — $ Total Shares Outstanding (12) 18.1 18.1 Note: Refer to page 17 for footnote references. 16 CONFIDENTIAL

PROJECT PHOENIX VALUATION ANALYSES LIQUIDATION ANALYSIS Notes to accompany liquidation analysis on previous page. (1) All estimated recovery percentages and values and all estimated net book values are per management estimates; net recovery could be materially different based on changes in a number of factors, including national or local market conditions, interest rates, capital market disruptions, and the length of time required to complete the liquidation process. Balance sheet information dated as of 05.31.10 as provided by management. (2) Cash assumed to have full value in a liquidation. (3) A/R less allowance for doubtful accounts of $4.1 million; management estimates 80.0% to 90.0% collectability of receivables under liquidation. (4) Inventories represent goods and supplies and are priced at the lower of cost (on a first- in, first- out basis) or market value; management estimates 25.0% to 50.0% recovery under liquidation. (5) Prepaid expenses and other current assets primarily are comprised of prepaid insurance premiums and other deposits. Of the total $5.3 million in prepaid expenses and other current assets, $1.4 million of funds are in an irrevocable trust related to CEO change- of- control payments, are assumed to have 0% value under liquidation. Management estimates an ~ 80.0% recoverability of the remaining $3.9 million in prepaid insurance premiums and other prepaid expenses. (6) PP&E consists primarily of rental equipment installed in patients’ homes, and also includes buildings and improvements, furniture, fixtures and equipment, leasehold improvements, and delivery equipment. (7) The Company has historically experienced a recoverability rate that is ~30.0% to 40.0% of the original (undepreciated) value of rental equipment upon sale of equipment. Management estimates recovery of ~ $25.0 to $33.0 million of the ~$79 million in original value of rental equipment, implying recoverability approximating 100.0% of the depreciated net book value of PP&E on the Company’s balance sheet. (8) Management estimates a recovery of ~ $900,000 related to buildings and improvements, furniture, fixtures, equipment, leasehold improvements, and delivery equipment based on recent appraisals. (9) Management estimates investments in unconsolidated joint ventures to have ~ 10.0% to 20.0% recoverability under liquidation. (10) Other assets consist of deposits with vendors and lessors and other assets relating to life insurance arrangements that were recorded in connection with prior acquisitions of certain businesses and in lieu of paying bonuses to certain employees; management estimates 0% recoverability under liquidation of the $8.6 million in life insurance related payments and the $0.2 million in intangible assets; the remaining $7.5 million in deposits which are primarily related to workers’ compensation claims are estimated to have ~ 10.0% to 20.0% recoverability. (11) Secured promissory notes secured by substantially all of the assets of the Company that matured on August 1, 2009; the Company has received a series of extensions on its debt repayment via forbearance agreements that expired on 05.16.10. (12) Share count includes dilutive impact of options calculated using the treasury method. 17 CONFIDENTIAL

EXHIBIT A: FORM OF FAIRNESS OPINION CONFIDENTIAL

RAYMOND JAMES
June 30, 2010
The Special Committee of the Board of Directors
American HomePatient, Inc.
5200 Maryland Way, Suite 400
Brentwood, TN 37027
Members of the Special Committee of the Board:
You have requested our opinion as to the fairness, from a financial point of view, to the Shareholders (as defined below) of the outstanding common stock, par value $0.01 per share (the “Company Common Stock”), of American HomePatient, Inc., a Nevada corporation (“American HomePatient” or the “Company”) of the consideration to be received by them for their shares of Company Common Stock in connection with the contemplated self-tender offer (the “Offer”) by the Company under the terms of a Restructuring Support Agreement dated April 27, 2010 by and among the Company, American HomePatient, Inc., a Delaware corporation and the predecessor to the Company (the “Predecessor Company”), Highland Capital Management, L.P. (“HCMLP”), and certain other entities (the “Agreement”). We understand that, pursuant to the Agreement, the Predecessor Company effected the Reorganization Merger (as defined in the Agreement), in which each outstanding share of the common stock of the Predecessor Company was converted into one share of Company Common Stock. Under and subject to the terms of the Agreement, the consideration to be received in the Offer by the Shareholders in exchange for each outstanding share of Company Common Stock is $0.67 in cash. Following completion of the Offer, the Company will effectuate a merger pursuant to which all remaining shares of Company Common Stock, other than those held by HCMLP or its affiliates, will be cancelled in exchange for $0.67 per share. For the purposes of this letter and our related analyses, the term “Shareholder” means the holders of the Company Common Stock other than HCMLP, the Company, and their respective affiliates. References in this opinion to the Company include, where applicable, the Predecessor Company prior to the effectiveness of the Reorganization Merger.
In connection with our review of the proposed Offer and the preparation of our opinion, we have, among other things:
1.	reviewed the financial terms and conditions as stated in Agreement;

2.	reviewed the Company’s annual reports filed on Form 10-K for the fiscal years ended December 31, 2008 and December 31, 2009, and on Form 10-Q for the fiscal quarter ended March 31, 2010;

3.	reviewed certain other publicly available information on the Company;

4.	reviewed other Company financial and operating information provided by Company management, including financial forecasts and estimates and liquidation values;

5.	reviewed the historical stock price and trading activity for the shares of Company Common Stock;

6.	discussed the Company’s operations, historical financial results, and future prospects with members of the senior management team of the Company;

7.	discussed with senior management of the Company certain information related to the aforementioned;

8.	compared financial and stock market information for the Company with similar information for certain other companies with publicly-traded equity securities;
Raymond James & Associates, Inc.
Member New York Stock Exchange/SIPC
Health Care Investment Banking

Nashville Office: 2525 West End Avenue • Suite 925 • Nashville, TN 37203	Denver Office: 1700 Lincoln Street • Suite 3030 • Denver, CO 80203
Main: 615.321.8088 • Toll-Free: 800.658.6188 • Fax: 615.321.4588	Main: 303.318.0400 • Fax: 303.318.0401

9.	reviewed the financial terms and conditions of certain recent business combinations involving companies in businesses we deemed to be sufficiently similar to those of the Company; and

10.	considered such other quantitative and qualitative factors that we deemed to be relevant to our evaluation.
With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by the Company, or any other party on its behalf, or otherwise reviewed by us, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal for any of the assets or liabilities (contingent or otherwise) of the Company. With respect to financial forecasts and estimates, and liquidation values, provided to or otherwise reviewed by us, we have assumed, with your consent, that such forecasts, estimates and values have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management. We express no view as to any such forecasts, estimates or liquidation values or the bases and assumptions on which they were prepared. We have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. With your consent, we also have assumed that, absent the transactions contemplated by the Agreement, the Company may make a Chapter 11 bankruptcy filing, and that, in any bankruptcy proceeding, the consideration, if any, that holders of Company Common Stock would receive for their shares of Company Common Stock would be highly uncertain. We also have assumed that the Company and its securities are identical to the Predecessor Company and its securities at all relevant times and in all respects material to our opinion. We have not evaluated or received any evaluations of the solvency or fair value of the Company, the Predecessor Company, or any other person under any laws relating to bankruptcy, insolvency or similar matters. We have assumed that the Offer will be consummated in a manner substantially equivalent to the manner in which it is described in the Agreement, specifically as a component of the contemplated restructuring, and without the waiver of any conditions thereto that, if waived, would adversely effect the consideration to be paid to Shareholders. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.
In arriving at this opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of such analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.
We express no opinion as to the underlying business decision to effect, the structure or tax consequences of, or the availability or advisability of any alternatives to, the Offer or any of the other transactions contemplated by the Agreement. Without limiting the generality of the foregoing, our opinion does not address any aspect of the purchase of the Patriarch Interest (as defined in the Agreement), the Reorganization Merger or the Debt Restructuring (as defined in the Agreement) or any other transaction contemplated by the Agreement, other than the Offer, and our opinion is limited to the fairness, from a financial point of view, to the Shareholders of the consideration to be received by the Shareholders in the Offer. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Special Committee of the Board of Directors to approve or consummate the Offer or any of the other transactions described in the Agreement. We express no opinion as to the trading price of Company Common Stock at any time. In formulating our opinion, we have considered only the cash consideration for Company Common Stock as is described above. We have not considered, and this opinion does not address, any compensation or other consideration that may be paid in connection with, or as a result of, the Offer or the other transactions described in the Agreement to American HomePatient securities holders, creditors, directors, officers, employees, or others. The delivery of this opinion has been approved by our Fairness Opinion Committee.
RAYMOND JAMES

Raymond James & Associates Inc. (“Raymond James”) is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James will receive a customary fee from American HomePatient upon the delivery of this opinion. Raymond James also has been engaged to render financial advisory services to the Special Committee of the Board of Directors of American HomePatient and will receive a separate customary fee for such services; such fee is contingent upon consummation of the Offer. In addition, American HomePatient has agreed to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, we may trade in the securities of American HomePatient for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.
Our opinion is based upon market, economic, financial, and other circumstances and conditions existing and disclosed to us as of June 30, 2010 and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which we are under no obligation to undertake.
It is understood that this letter is for the information of the Special Committee of the Board of Directors of American HomePatient in evaluating the proposed Offer and does not constitute a recommendation to the Special Committee of the Board of Directors of American HomePatient or any holder of Company Common Stock or any other person regarding whether to tender their shares in the proposed Offer or otherwise how to act with respect to any of the transactions described in the Agreement or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent.
Based upon and subject to the foregoing, it is our opinion that, as of June 30, 2010, the consideration to be received by the Shareholders in the Offer contemplated by the Agreement is fair, from a financial point of view, to the Shareholders.
Very truly yours,
RAYMOND JAMES & ASSOCIATES, INC.
RAYMOND JAMES